SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 26 May 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
          ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

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press release

May 26, 2010

UPDATE ON GULF OF MEXICO OIL SPILL RESPONSE

BP today provided an update on developments in the response to the MC252 oil well incident in the Gulf of Mexico.

Subsea efforts continue to focus on progressing options to stop the flow of oil from the well through interventions via the blow out preventer (BOP), and to collect the flow of oil from the leak points. These efforts are being carried out in conjunction with industry experts and governmental authorities.

A series of diagnostic tests are currently underway on the Deepwater Horizon's failed BOP to improve understanding of the status and configuration of the BOP and determine whether a 'top kill' procedure can be successfully executed. These tests involve pumping drilling fluids into the BOP to measure pressures and validate flow paths. When complete, a decision will be made on the execution of the top kill procedure itself.

This top kill procedure has not been carried out offshore at 5,000 feet water depth before, and its success cannot be assured.  It is expected that the entire procedure could take up to two days, and it cannot be predicted how long it will take for the operation to prove successful or otherwise.

  Should it be necessary, plans and equipment are in place to combine the top kill process with the injection under pressure of bridging material into the BOP to prevent or limit upward flow through the BOP.

BP will continue to provide a live video feed from the seabed through the diagnostic testing and top kill, if undertaken. Throughout the diagnostic process and top kill procedure very significant changes in the appearance of the flows at the seabed will be expected. These will not provide a reliable indicator of the overall progress, or success or failure, of the top kill operation as a whole.

Should the top kill not succeed in fully stopping the flow of oil and gas from the well, BP would then intend to move forward to deployment of the LMRP cap containment system.

Deployment of this system will
involve first removing the damaged riser from the top of the BOP to leave a cleanly-cut pipe at the top of the BOP's lower marine riser package (LMRP). The LMRP cap, an engineered containment device with a sealing grommet, would then be connected to a riser from the Discoverer Enterprise drillship and then placed over the existing LMRP with the intention of capturing most of the oil and gas flowing from the well.

The LMRP cap is already on site and it is anticipated that this option will be available for deployment by the end of May.

Additional options also continue to be progressed, including the option of lowering a second blow-out preventer, or a valve, on top of the failed Deepwater Horizon BOP.

Work on the drilling of two relief wells, begun on May 2 and May 16, continues. Each of the wells is estimated to take some three months to complete from the commencement of drilling.

BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265

Unified Command Joint Information Center
:+1 985-902-5231

www.deepwaterhorizonresponse.com
www.bp.com/gulfofmexicoresponse

- ENDS -

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      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 26 May 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary